EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-14

Mercator Minerals Announces Results of Annual General Meeting

Vancouver, BC, June 25, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) is pleased to announce that all resolutions presented before the Company’s shareholders at the 2012 Annual General & Special Meeting (“Meeting”) held on June 22, 2012, including board size, board membership, and appointment of auditors were passed by a significant majority of the votes cast, including the long term incentive plan, which was passed by 72.9% of the votes cast.  Elected as Directors of the Company were Colin K. Benner, John H. Bowles, Joseph Keane, D. Bruce McLeod, Stephen P. Quin, Robert J. Quinn, Ronald E. Vankoughnett and Daniel Tellechea.

At the Meeting, Bruce McLeod, President and CEO, provided shareholders with an update on Mercator’s activities and outlook, with the following highlights:

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Operations at Mineral Park continue to improve and are currently producing at the targeted average run-rate of 50,000 tons per day.   Further, the mine is achieving targeted copper and molybdenum recoveries of 80% and 75%, respectively and, over the past three quarters, achieved 40% reductions of on-site unit operating costs to which on-site margin levels are competitive with peers.  Through the implementation of Mercator’s “Safe Production” program, reportable incidents have fallen 72% over the past year.  On the basis of 50,000 tons per day of throughput, Mineral Park is expected to achieve its current production guidance for 2012.

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Mercator plans to provide an updated feasibility study on its construction-ready El Pilar Project within the next six weeks, an update to the study released in November 2011. The new study’s base case will use three meter lift heights, as compared to the six meter lift heights assumed in the 2011 study. The new lift height is expected to improve copper recovery and improve the economics of the El Pilar project.

●	Mercator continues to focus on its productivity improvement and cash preservation programs with the objective of increasing metal production and maximizing cash generation.
●	As financial conditions improve, Mercator is well positioned to provide rapid growth through its exciting El Pilar copper project, followed by its El Creston molybdenum-copper project.

A copy of Mr. McLeod’s presentation is available on the company’s website www.mercatorminerals.com with a replay of the webcast of the presentation available at http://www.gowebcasting.com/3368.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng,
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release has been prepared under the supervision of, and its disclosure has been reviewed by Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park, who is a Qualified Person as defined under NI 43-101.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; and (3) the milling operations at Mineral Park will continue to be viable, operationally and economically.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.